EXHIBIT 99.1
                                                                  ____________


	                  Provisions of New York Business Corporation Law
	                        with respect to Indemnification
	                          of Directors and Officers



     Section 721. Nonexclusivity of Statutory Provisions for Indemnification of Directors and Officers. The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or bylaws or, when authorized by such certificate of incorporation or bylaws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.